MANAGEMENT'S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
THREE-MONTH PERIOD ENDED MARCH 31, 2010

T A B L E O F C O N T E N T S
		Page
1.	2010 - Periods in Review	1
2.	Highlights of the Quarter Ended March 31, 2010	1
3.	Operations	1
4.	Development	3
5.	Exploration	4
6.	Production	6
7.	Legal	7
8.	Results of Operations	7
9.	Outlook	9
10.	Liquidity	9
11.	Capital Resources	10
12.	Summary of Quarterly Results	10
13.	Off-Balance Sheet Arrangements	10
14.	New Accounting Developments	10
15.	Non-GAAP Measures	13
16.	Other MD&A Requirements	14
17.	Disclosure of Outstanding Share Data	15
18.	Management's Report on Internal Control over Financial Reporting	15

MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2010

1.

2010 - Periods in Review

Eldorado Gold Corporation (“Eldorado”, “we” or “the Company”) is one of the world's lowest cost gold producers engaged in gold mining and related activities, including exploration, development, extraction, processing and reclamation. We own and operate the Kişladağ gold mine (“Kişladağ”) in Turkey; the Tanjianshan (90% interest), Jinfeng (82% interest) and White Mountain (95% interest) gold mines in China (“TJS”, “Jinfeng”, “White Mountain” respectively); and we are developing gold projects in China (“Eastern Dragon”), Turkey (“Efemçukuru”) and Greece (“Perama Hill”). Jinfeng, White Mountain, and Eastern Dragon and certain other assets were acquired in our acquisition of Sino Gold Ltd. (“Sino Gold”) in 2009. We also own an iron ore project in Brazil (“Vila Nova”). Based in Vancouver, Canada, Eldorado is listed on the Toronto Stock Exchange (“TSX”) under the symbol ELD and on the New York Stock Exchange (“NYSE”) under the symbol EGO. ELD is on the S&P/TSX Global Gold Index and EGO is part of the AMEX Gold BUGS Index. Eldorado Chess Depositary Interests (“CDIs”) trade on the Australian Securities Exchange under the symbol ASX: EAU.

This Management's Discussion and Analysis (“MD&A”) should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2009 and the unaudited interim consolidated financial statements for the period ended March 31, 2010. All dollar amounts in this MD&A are in United States dollars unless stated otherwise. This MD&A is prepared as of May 5, 2010.

2.

Highlights of the Quarter Ended March 31, 2010

During the quarter ended March 31, 2010 (“Q1 2010”), we:

•

Sold 163,446 ounces of gold at a realized average price of $1,110 per ounce, compared to 57,459 ounces at $909 per ounce for the quarter ended March 31, 2009 (“Q1 2009”),

•

Produced 164,928 ounces of gold at a cash operating cost of $371 per ounce (Q1 2009 - 61,426 ounces at $296 per ounce),

•

Reported earnings of $0.10 per share (Q1 2009 - $0.04 per share),

•

Generated $80.8 million in cash from operating activities before changes in non-cash working capital (a non-GAAP measure - see Section 15) (Q1 2009 - $20.7 million) and

•

Announced the re-start of production at White Mountain.

3.

Operations

Kişladağ

	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Ore mined (tonnes)	2,910,816	3,334,470	2,552,394	2,418,543	2,245,458
Total material mined (tonnes)	6,305,973	7,151,212	6,266,316	5,656,277	4,960,840
Strip ratio	1.17:1	1.14:1	1.46:1	1.33:1	1.21:1
Ore to pad (tonnes)	2,898,199	3,679,685	2,523,546	2,428,611	2,084,714
Gold grade (g/t)	1.12	0.86	1.22	1.18	1.34
Gold production (ounces)	82,240	70,131	57,902	62,985	46,192

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2010

During Q1 2010, approximately 2,898,199 tonnes of ore were placed on the leach pad at an average grade of 1.12 g/t (Q1 2009 - 2,084,714 tonnes at 1.34 g/t), and we produced 82,240 ounces of gold at an average cash operating cost of $305 per ounce (Q1 2009 - 46,192 ounces at $274 per ounce). The strip ratio during the quarter was 1.17:1 (waste:ore) compared to the projected life-of-mine strip ratio of 1.63:1 (waste:ore).

We set a quarterly record for gold production at Kişladağ as the processing circuit benefited from the introduction of intermediate leaching and larger carbon columns. The intermediate leaching allows lower grade solutions to be re-circulated to the pad, which increases the solution head grade processed. The larger carbon columns increase the flow rates through the absorption circuit.

Our capital expenditures at Kişladağ for the quarter were $5.6 million, which included the start of construction on six new leach pads, diamond drilling and general construction.

TJS

	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Ore mined (tonnes)	111,728	533,708	602,586	350,416	79,669
Total material mined (tonnes)	390,627	3,830,234	3,869,839	3,336,115	811,630
Strip ratio	2.50:1	6.17:1	5.42:1	9.52:1	9.19:1
Ore processed (tonnes)	249,738	256,828	257,730	231,873	228,066
Gold grade (g/t)	4.01	5.81	5.73	5.63	3.97
Gold production (ounces)	25,423	38,043	31,016	21,587	15,234

During Q1 2010, we milled a total of 249,738 tonnes of ore at TJS at an average grade of 4.01 g/t (Q1 2009 - 228,066 tonnes at 3.97 g/t), resulting in 25,423 ounces of gold produced at an average cash operating cost of $432 per ounce (Q1 2009 - 15,234 ounces at $362 per ounce).

We mined lower levels of ore and waste during the quarter as the mining contractor was given an extended break during the traditional Chinese Spring Festival which occurs in the first quarter each year. Milling operations were unaffected by the halt in mining activities due to the large ore stockpile accumulated over the prior year. We continued to make improvements to the processing circuit, including the installation of a flash flotation cell designed to improve flotation recoveries.

Capital expenditures in Q1 2010 totalled $1.6 million, which included diamond drilling, processing plant upgrades and initial work on the tailings dam expansion.

Jinfeng

Q1 2010
Ore mined - underground (tonnes)	101,340
Ore mined - open pit (tonnes)	398,100
Total material mined - open pit (tonnes)	5,320,508
Strip ratio - open pit	12.4:1
Ore processed (tonnes)	390,000
Gold grade (g/t)	4.23
Gold production (ounces)	45,615

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2010

During Q1 2010, we milled 390,000 tonnes of ore at a grade of 4.23 g/t and produced 45,615 ounces of gold at a cash cost of $411 per ounce. Production from the open pit was 398,100 tonnes at 3.80 g/t at a strip ratio of 12.4:1(waste:ore). Underground production totalled 101,340 tonnes at 4.99 g/t.

Capital spending during Q1 2010 totalled $4.4 million, the bulk of which was spent on improvements to the tailings management system.

White Mountain

Q1 2010
Ore mined (tonnes)	133,438
Ore processed (tonnes)	130,643
Gold grade (g/t)	4.09
Gold production (ounces)	11,650

During Q1 2010, White Mountain processed 130,643 tonnes of ore at a grade of 4.09 g/t. Gold production was 11,650 ounces at a cash cost of $545 per ounce. Underground production totalled 133,438 tonnes at 4.13 g/t.

Gold production and cash costs for the quarter were negatively affected by poor metallurgical recoveries related to localized increased sulphide content in the ore. This effect is decreasing as additional stoping blocks are brought into production.

Capital spending in Q1 2010 totalled $2.8 million.

4.

Development

Efemçukuru

Construction activity continued to focus on closing-in the concentrator building and rough setting major equipment. Both the ball and SAG mills were set in place and bearing installations are ongoing. We continued detailed engineering on piping and mechanical installations in the concentrator, and work on detailed engineering for the tailings filtration and backfill plants is proceeding with all the major equipment packages specified and on order. Underground development is scheduled to begin during the second quarter of this year.

Exploration drilling is underway on the Kokarpinar vein structure to the east of the main deposit. During the quarter, we completed one diamond drill hole for a total of 560 metres.

Spending during the quarter totaled $13.6 million.

Vila Nova

With the recovery of iron ore prices, we have begun preparations to start mining and processing operations at Vila Nova during Q2 2010 with iron ore sales projected to begin in Q3 2010.

Perama Hill

The Ministry of Environment now has our Preliminary Environmental Impact Assessment for the Perama Hill project. We filed a 43-101Technical Report for the project on SEDAR in support of declared mineral reserves. We are continuing to work with the central government - as well as local government officials and agencies - to inform them about the technical aspects of the project and the benefits to the local economy.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2010

We spent $0.5 million on the Perama Hill project during Q1 2010.

Eastern Dragon

In Q1 2010, our work in the Eastern Dragon district was limited to permitting activities and collecting and evaluating regional geological data. Drilling plans for the 2010 exploration program are being finalized.

We spent $2.9 million on the Eastern Dragon - Lode 5 project during Q1 2010. We also paid $11.0 million as part of an agreement to consolidate the EL53 exploration joint venture with the Lode 5 joint venture.

5.

Exploration

Eldorado has an aggressive $35 million dollar exploration program budgeted for 2010 that includes approximately 125,000 metres of drilling.

Turkey

Kisladag

During Q1 2010, we completed 11 drill holes (7,335 meters) out of the 42 hole (20,000 meters) resource drilling program planned for 2010. The most significant result was the identification of a previously unrecognized zone of possible epithermal mineralization, termed the South Zone. This new zone is located beneath the south wall of the pit, and consists of dark grey vuggy silica with moderate to high gold values.

Efemçukuru

Exploration at Efemçukuru focussed on drill-testing the Kokarpinar vein, and we completed two of the three drill holes on the first planned section. The vein was intersected at the projected depth, and was weakly to moderately mineralized (sulphides) in the deeper of the two drill holes. No assay results were received. After we complete the final and deepest hole on the section, drilling will shift to a second section 800 metres to the east.

Reconnaissance

During the quarter we continued reconnaissance exploration in Turkey on the MH, AS and Sayacik properties. The work consisted of field mapping, soil sampling and magnetic geophysical surveys.

Brazil

Tocantinzinho

We completed nine diamond drill holes and seven reverse circulation drill holes on targets defined by soil geochemical anomalies and geophysical features, all peripheral to the main Tocantinzinho deposit. Further activities on the project will be based on a review of the Company's long-term objectives currently underway.

China

Tanjianshan

In Q1 2010, we completed 13 diamond drill holes (2,644 meters) on the 323 Zone infill program. The 323 Zone is now drilled on sections spaced at 50 metres over a 350 metre strike length, for a total of 45 drill holes. Geological interpretation of the zone is ongoing, and will be the basis for a preliminary resource estimate to be completed in the second quarter. Drilling has now shifted to exploring the along-strike northerly extension of the 323 Zone and to testing rotary air blasthole and soil geochemical anomalies in the ZXS prospect area, located between the 323 Zone and the Jinlonggou deposit.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2010

Jinfeng District

Jinfeng

Mine staff and consultants revised the structural model for the Jinfeng deposit during Q1 2010. The new model clarifies the relationship between principal faults and gold distribution, and also identifies several previously unrecognized faults. The revised model will serve to define drill targets for the 2010 mine-area exploration program.

Lintan

Two diamond drill holes were completed on the Lintan prospect, located approximately 1000 metres north of the Jinfeng deposit. Both holes targeted fault-controlled silicified and sulphidized zones, which in overlying surface trenches have produced values of up to 5.6 g/t of gold over 7.1 metres. Results are pending.

Bannian

A single drill hole completed at Bannian failed to intersect the targeted fault zone. The drilling program has been temporarily suspended due to water delivery problems, and the targets for the next phase of drilling are being re-evaluated.

White Mountain District

We are currently finalizing drilling plans for the 2010 exploration drilling programs at White Mountain and the nearby Dadongpo and Xiaoshiren prospects.

Eastern Dragon District

Work completed in the Eastern Dragon district was limited to permitting activities, and collecting and evaluating regional geological data. Drilling plans for the 2010 exploration program are being finalized.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2010

6.

Production

Notes

1

Cost figures calculated in accordance with the Gold Institute Standard.

2

Cash operating costs, plus royalties and off-site administration costs.

3

Total cash costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4

Cash operating, total cash and total production costs are non-GAAP measures. See the section “Non-GAAP Measures” of this MD&A.

5      Jinfeng and White Mountain production in Q4 2009 is for the period December 4 to December 31, 2009 only.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2010

7.

Legal

There has been no material change in the legal status of our worldwide projects and operations from what we reported in our MD&A for the year ended December 31, 2009 ("2009 Annual MD&A").

8.

Results of Operations

Net income

Our consolidated net income for Q1 2010 was $52.8 million or $0.10 per share (Q1 2009 - $13.1 million or $0.04 per share). The main reasons for the increase in profit compared to Q1 2009 were significantly higher sales volumes in Q1 2010 at Kişladağ, the contribution of Jinfeng and White Mountain to net income, and higher gold prices.

Gold revenues

Our gold revenues consist of gold bullion sales at spot price. We sell the refined bullion either to large financial institutions or on the Istanbul and Shanghai gold exchanges. We sell dore to gold refineries in China at the quoted Shanghai Gold Exchange daily price.

Gold revenues of $181.5 million for Q1 2010 increased $129.3 million or 248% compared to Q1 2009 revenues of $52.2 million due to higher selling prices and sales volumes. Selling prices in Q1 2010 increased 22% and ounces sold increased 184% (or 105,987 ounces) compared to Q1 2009. Sales from Kişladağ and TJS increased 45,462 ounces over sales in Q1 2009, while Jinfeng and White Mountain added 60,525 ounces. TJS production in Q1 2009 was affected by the commissioning of the roaster.

	Three-month period ended March 31
Gold ounces sold	2010	2009

Ki*lada*	83,974	45,212
TJS	18,947	12,247
Jinfeng	49,674	-
White Mountain	10,851	-
Total gold ounces sold	163,446	57,459
Average selling price per ounce	$ 1,110.33	$ 908.58
Gold revenues (000s)	$ 181,479	$ 52,206

Operating costs

Operating costs for Q1 2010 were $66.9 million, an increase of 263% over Q1 2009 operating costs of $18.4 million, reflecting higher production at Kisladag as well as the addition of operating costs from Jinfeng of $22.9 million and White Mountain of $6.1 million. Other operating costs by mine were as follows:

•

Kisladag - $26.4 million (Q1 2009 operating costs - $13.0 million). Costs increased due to increased production and higher diesel fuel prices.

•

TJS - $11.5 million (Q1 2009 operating costs - $5.4 million). Costs increased due to the addition of costs related to the sulphide ore treatment plant.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2010

Depletion, depreciation and amortization

Depletion, depreciation and amortization (“DD&A”) expense of $23.2 million in Q1 2010 was $18.8 million higher than the Q1 2009 expense of $4.5 million. DD&A expense from Jinfeng and White Mountain totalled $14.1 million in Q1 2010, including $7.3 million related to the impact of fair value adjustments on the purchase price allocation.

General and administrative

General and administrative costs are incurred at our head office in Vancouver, Canada, as well as in the countries where we conduct our business. General and administrative expense of $15.5 million for Q1 2010 was higher than Q1 2009 general and administrative expense of $8.8 million, primarily due to higher stock-based compensation expense.

Mine standby costs

During Q1 2010, we reported mine standby costs of $0.7 million (Q1 2009 - $nil) related to Vila Nova. Vila Nova has been on care and maintenance pending start-up in Q2 2010.

Exploration expense

Exploration expense for Q1 2010 was $3.6 million compared to $2.1 million in the Q1 2009. Exploration activities are discussed in the “Exploration” section of this MD&A.

Foreign exchange gain

During Q1 2010, we reported a foreign exchange gain of $3.7 million (Q1 2009 - $3.1 million gain). The major part of this gain related to foreign exchange gains in the revaluation of our future income tax liabilities denominated in Euros and Turkish lira.

Asset retirement obligation costs

During Q1 2010, we reported asset retirement obligation costs of $0.5 million (Q1 2009 - $0.1 million). The increase in asset retirement obligation costs was mainly due to the addition of the Sino Gold mines.

Gain (loss) on disposal of marketable securities

During Q1 2010, we reported a $1.1 million gain on the disposal of marketable securities (Q1 2009 - $1.0 million loss). The loss in Q1 2009 represented the decrease in fair value between year-end and the disposal date of the AngloGold Ashanti shares the Company received from the divestiture of São Bento.

Gain on disposal of assets

During Q1 2010, we reported a $1.5 million gain on the disposal of assets (Q1 2009 - $nil) related to the sale of non-core Sino Gold assets.

Interest and financing costs

Interest expense for Q1 2010 was $2.6 million, compared to $0.1 million in Q1 2009, reflecting interest incurred on the debt acquired with the purchase of Sino Gold.

Income taxes

Income tax expense for Q1 2010 was $19.7 million (Q1 2009 - $7.2 million). The effective tax rate decreased from 35% in Q1 2009 to 26% in Q1 2010 due to an increase in the Company's proportionate share of taxable income from Turkey, where the Company is subject to a 20% income tax rate.

Non-controlling interest

We reported a charge of $2.8 million during Q1 2010 related to our joint venture partners' interests in TJS (10%), Jinfeng (18%) and White Mountain (5%) (Q1 2009 - $0.4 million).

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2010

9.

Outlook

We expect to produce 575,000 to 625,000 ounces of gold in 2010 at a cash operating cost of approximately $375 to $395 per ounce compared to our guidance of 550,000 to 600,000 ounces of gold at a cash operating cost of approximately $385 to $400 per ounce as reported in our 2009 Annual MD&A. Capital expenditures for 2010 are forecast at approximately $280.0 million, unchanged from the outlook in our 2009 Annual MD&A.

10.

Liquidity

During Q1 2010, operating activities before changes in non-cash working capital (a non-GAAP measure - see Section 15) generated $80.8 million in cash (Q1 2009 - $20.7 million).

During Q1 2010, Eldorado invested $47.3 million in capital expenditures and mine development. Mine construction expenditures at Efemçukuru totalled $13.6 million, while spending on the Eastern Dragon development project totalled $13.9 million, including an $11.0 million payment related to an agreement to consolidate the EL53 exploration joint venture with the Lode 5 joint venture. Spending at our producing mines totalled $14.4 million, including: $5.6 million at Kişladağ, mostly related to leach pad expansion; $4.4 million at Jinfeng, mostly related to tailings dam construction and underground mine development; $2.8 million at White Mountain, mainly related to underground mine development; and $1.6 million at TJS, mainly related to the 323 Zone infill drilling program. We also spent $3.1 million on mineral licenses related to a lime deposit near Kişladağ, $1.5 million on Tocantinzhinho and $0.5 million on Perama Hill. The remaining $0.4 million of expenditures related to acquiring fixed assets at our corporate offices in Canada, China and Turkey.

During Q1 2010, we received net proceeds of $5.6 million in consideration for issuing 1,037,166 common shares related to the exercise of stock options.

At March 31, 2010, we had cash and cash equivalents of $283.1 million and working capital of $292.3 million, compared with $265.4 million of cash and cash equivalents and working capital of $266.9 million at the beginning of the year. Due to existing regulations in China which govern cash movements within the country, our existing debt can only be paid from cash flows generated from our Chinese operations that are party to the loan. Likewise if additional funds are required to finance our operations there, such financing will need to be obtained from local banks.

In the opinion of management, the working capital at March 31, 2010, together with future cash flows from operations, is sufficient to support the Company's commitments.

Contractual obligations

The Company's contractual obligations at March 31, 2010 include:

	($000s)
	2010 $	2011 $	2012 $	2013 $	2014 and later $	Total $

Debt	61,626	24,829	42,643	25,591	38,086	192,775
Capital leases	84	73	60	24	-	241
Operating leases	2,610	2,561	2,127	2,051	545	9,894
Purchase obligations	69,852	16,645	14,512	-	-	101,009
Totals	134,172	44,108	59,342	27,666	38,631	303,919

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2010

Purchase obligations from 2011 forward relate mainly to Kişladağ and include the estimated commitments under an unhedged diesel fuel purchase contract. Interest on debt is not included in the above table.

11.

Capital Resources

Cash and working capital

At March 31, 2010, we had cash and cash equivalents of $283.1 million and working capital of $292.3 million, compared with $265.4 million of cash and cash equivalents and working capital of $266.9 million at the beginning of the year. The increase in cash and cash equivalents was primarily attributable to cash flows generated by our operating mines.

Debt

The status of our financing arrangements and obligations is unchanged from that reported in our MD&A for the year ended December 31, 2009 (“2009 Annual MD&A”).

Equity

At March 31, 2010, Eldorado had 538.2 million (December 2009 - 537.1 million) common shares issued and outstanding.

12.

Summary of Quarterly Results

($000s)	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008

Total revenue	182,150	145,185	82,604	80,538	52,402	65,148	68,238	82,462
Net income (loss)	52,845	33,289	30,154	25,900	13,061	100,724	17,040	25,155
Earnings per share
Basic	0.10	0.08	0.08	0.07	0.04	0.27	0.05	0.07
Diluted	0.10	0.08	0.08	0.07	0.04	0.27	0.05	0.07

13.

Off-Balance Sheet Arrangements

None.

14.

New Accounting Developments

Business Combinations (Section 1582)

In January 2009, the CICA issued Section 1582, Business Combinations, which requires that all assets and liabilities of an acquired business be recorded at fair value at acquisition. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011. The Company has not yet adopted this standard.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2010

Consolidations (Section 1601) and Non-Controlling Interest (Section 1602)

In January 2009, the CICA issued Section 1601, Consolidations, and Section 1602, Non-Controlling Interests. Section 1601 establishes standards for preparing consolidated financial statements and Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The Company has not yet adopted these standards.

International Financial Reporting Standards (“IFRS”)

Canadian Generally Accepted Accounting Principles (“GAAP”) for publicly listed companies will be replaced with IFRS effective for fiscal years beginning on or after January 1, 2011. Eldorado will begin reporting its financial statements in accordance with IFRS in the first quarter of 2011 with restatement of comparative information presented. The conversion to IFRS will impact Eldorado's accounting policies, information technology and data systems, internal controls over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

We have started the transition process from current Canadian GAAP to IFRS. We have established a project team that is led by finance management, and we have designated the appropriate resources to the project to develop an effective plan. We will continue to assess resource and training requirements as the project progresses. The team makes regular progress reports to the Audit Committee of the Board of Directors on the status of the IFRS implementation project.

We have identified the following four phases to our conversion:

Phase 1 - Scoping and Planning

The scoping and planning phase involves establishing a project management team and organizational structure (including oversight of the process) and includes a project management plan and stakeholder analysis and communication strategy. This phase also includes an initial assessment of the key areas where the IFRS transition may have a significant impact and present significant challenges.

Phase 2 - Detailed Assessment

The detailed assessment phase involves in-depth technical analysis that will result in an understanding of potential impacts, decisions on accounting policy choices and the drafting of accounting policies. In addition, this phase will result in identifying additional resource and training requirements and the processes for preparing financial statements, establishing IT system requirements and preparing detailed transition plans.

Phase 3 - Implementation

The implementation phase will identify and carry out the implementation requirements to effect management's accounting choices, develop sample financial statements, implement business and internal control requirements, calculate the opening balance sheet at January 1, 2010 and complete other transitional reconciliations and disclosure requirements.

Phase 4 - Post-Implementation

The last phase of post-implementation will involve continuous monitoring of changes in IFRS throughout the implementation process and assessing their impacts on Eldorado and our reporting.

We completed the scoping and planning phase in 2008, and we started the detailed assessment phase in 2009. As part of this phase, Eldorado evaluated and assessed IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”). IFRS 1 gives entities adopting IFRS for the first time a number of optional

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2010

exemptions and mandatory exceptions to the general requirement for full retrospective application of IFRS. Eldorado expects to apply the following IFRS 1 optional exemptions, which may have a significant impact on Eldorado's results:

•

to apply the requirements of IFRS 3, “Business Combinations”, prospectively from January 1, 2010 (the "Transition Date");

•

to apply the requirements of IFRS 2, “Share-Based Payments”, only to share-based payments granted after November 7, 2002 that had not vested as of the Transition Date;

•

to apply the borrowing cost exemption and apply IAS 23, “Borrowing Costs”, prospectively from the Transition Date;

•

to elect to recognize all cumulative actuarial gains and losses for all defined benefit plans that exist at the Transition Date in opening retained earnings; and

•

to elect to apply IFRIC 1, “Changes in Existing Decommissioning, Restoration and Similar Liabilities”, for changes in such liabilities prospectively from the Transition Date.

We have also made substantial progress on the technical analysis in each of the key areas highlighted below during the initial assessment completed in Phase 1. As a result, we have developed a number of IFRS accounting policies, subject to future changes or revisions that may be needed as a result of updates to the IFRS standards. These IFRS accounting policies were presented and discussed with management and the Audit Committee of the Board of Directors for their review.

We have identified the following areas where the accounting differences between Canadian GAAP and existing IFRS may have an impact on the Company's consolidated financial statements. The list and comments should not be regarded as a complete list of changes that will result from the transition to IFRS. It is intended to highlight those areas we believe to be most significant. The International Accounting Standards Board (“IASB”) has significant ongoing projects that are expected to result in the issuance of new and/or revised accounting standards and, as a result, the final impact of IFRS on Eldorado's consolidated financial statements will only be measured once all applicable standards at the conversion date are known. The differences described below are those based on existing Canadian GAAP and IFRS at December 31, 2009. At this stage, Eldorado is not able to reliably quantify the expected impact on our consolidated financial statements for these differences.

a)

Impairment of assets

Canadian GAAP generally uses a two-step approach to impairment testing: first, comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and if so, measuring any impairment by comparing asset carrying values with fair values. International Accounting Standard (IAS) 36, “Impairment of Assets”, uses a one-step approach for both testing for and measuring impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in more writedowns where the carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis but could not be supported on a discounted cash flow basis. IFRS also has the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of impairment losses.

b)

Provision for reclamation and rehabilitation

The key areas of difference between IFRS and Canadian GAAP include the discount rate used, the re-measurement requirements and the constructive obligation concept. Under IFRS, a liability must be recognized at the time when the entity becomes legally or constructively obliged to rehabilitate disturbance resulting from mining activities, while under Canadian GAAP, a liability is only recognized when the entity is legally bound. Discount rates used should reflect the risks specific to the decommissioning provision. Unlike IFRS, discount rates for asset retirement obligations under Canadian GAAP are based on the entity's credit-adjusted risk-free rate. IFRS requires re-measurement of the liability at each reporting date, whereas Canadian GAAP requires re-measurement of the liability in the event of changes in the amount or timing of cash flows required to settle the obligation. The use of the current discount rate for all changes in estimates, combined with the requirement to re-measure the liability at each reporting date under IFRS, will significantly simplify the process required to measure any restoration liabilities because there will no longer be a need to record separate layers for the original liability and each subsequent upward revision in estimated cash flows. Under IFRS, accretion is required to be presented as an interest expense and included in ‘Interest and financing costs' on the statement of earnings, whereas under Canadian GAAP there is no prescribed presentation for asset retirement obligation accretion.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2010

c)

Business combinations

Certain differences have been identified between IFRS and Canadian GAAP in accounting for business combinations. Canadian GAAP requires share-based consideration to be valued based on the announcement date share price, whereas under IFRS, share-based consideration is required to be valued based on its fair value at the acquisition date. Under IFRS, restructuring costs and other transactions costs are expensed on acquisition, whereas under Canadian GAAP they are included in the purchase consideration. Under Canadian GAAP, after a business combination a non-controlling interest is reflected at the historical carrying value of the assets and liabilities of the acquired entity. In contrast under IFRS, after a business combination, a non-controlling interest is recorded based on its share of the fair value of the assets and liabilities of the acquired entity.

d)

Income taxes

Existing IFRS requires the recognition of deferred taxes in situations not required under Canadian GAAP. Specifically, a deferred tax liability (asset) is recognized for exchange gains and losses relating to foreign non-monetary assets and liabilities that are re-measured into the functional currency using historical exchange rates. Similar timing differences are also recognized for the difference in tax bases between jurisdictions as a result of intra-group transfer of assets. Future tax liabilities for temporary tax differences on asset acquisitions are not recognized.

e)

Property, plant and equipment

Separate accounting for components of property, plant and equipment is more rigorously applied and broader under IFRS. Costs are allocated to significant parts of an asset if the useful lives differ, and each part is then separately depreciated.

Internal Controls over Financial Reporting

Given the requirement for management to perform an annual assessment of the effectiveness of Eldorado's internal control over financial reporting, all entity level, information technology, disclosure and business process controls will need to be reviewed and updated as appropriate to reflect the necessary changes arising from the IFRS transition. Where material changes are identified, these changes will need to be mapped and tested to ensure that no material deficiencies exist as a result of the transition to IFRS.

15.

Non-GAAP Measures

Throughout this document, we have provided measures prepared according to Canadian GAAP, as well as some non-GAAP performance measures. Because the non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. We provide these non-GAAP measures as they are used by some investors to evaluate Eldorado's performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. We have defined the non-GAAP measures below and reconciled them to reported GAAP measures.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2010

Cash operating cost

A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the operating costs is included below:

	Q1 2010	Q1 2009

Gold ounces sold	163,446	57,459

	$000s

Operating costs	$66,873	$18,442
Royalty expense and production taxes	(4,540)	(1,155)
Effects of inventory adjustments	549	485
Stock based compensation expense	(2,283)	(756)

Cash operating cost	60,599	17,016

Cash operating cost per ounce	$ 371	$ 296

Cash operating costs are calculated in accordance with the Gold Institute Standard. Cash costs are derived from amounts included in the Consolidated Statements of Operations.

Cash flow from operations before changes in non-cash working capital

The Company uses the financial measure “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flow from operations before changes in non-cash working capital is not meant to be a substitute for cash flow from operations or cash flow from operating activities presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Cash flow from operations before changes in non-cash working capital excludes the non-cash movement from period to period in working capital items, including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. The terms “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company's definitions are unlikely to be comparable to similar measures presented by other companies. The Company's management believes that the presentation of cash flow from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items and is a better indication of the Company's cash flow from operations and considered to be meaningful in evaluating the Company's past financial performance or future prospects. The Company believes that the conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flow.

16.

Other MD&A Requirements

Other than as described in this quarterly interim report, there has been no change to the information provided in our 2009 Annual MD&A regarding the following items: Critical Accounting Estimates; Financial Instruments and Related Risks; and Other Risks and Uncertainties. Please see our 2009 Annual MD&A for information on these items.

Additional information relating to Eldorado, including our Annual Information Form, is available on SEDAR at www.sedar.com.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2010

17.

Disclosure of Outstanding Share Data

The following table describes Eldorado's share capital structure as at May 5, 2010, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentations in future consolidated financial statements.

Equity type	Weighted average exercise price per share Cdn$	Total number of common shares

Common shares		538,350,401
Share purchase options	9.06	12,929,901

18.

Management's Report on Internal Control over Financial Reporting

Eldorado's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in Eldorado's internal control over financial reporting during Q1 2010 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

19.

Cautionary Statement on Forward-Looking Information and Risk Factors

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to financial disclosure, the future price of gold, the estimation of mineral reserves and exploration and development capital requirements, and our goals and strategies. These statements often include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, among other things, the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2010

See our 2009 Annual Information Form and our 2009 annual MD&A for additional information on risks, uncertainties and other factors relating to forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this MD&A except as may be required by law. All forward-looking statements and information made in this document are qualified by this cautionary statement.

Eldorado's consolidated financial statements are prepared in accordance with Canadian GAAP and are filed with appropriate regulatory authorities in Canada and the United States.

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